Ref.: File No. 82-4025

PRESS RELEASE



GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

RECEIVED
2005 JUN -9 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE



05008809

May 24, 2005

SUPPL

...S LISTED FOR TRADING IN THE U.S.

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange, GLBXF: Pink Sheets) wishes to announce that Globex now trades on the Pink Sheets in the United States under the symbol **GLBXF** in addition to its listing under the symbol **GMX** on the Toronto Stock Exchange, the senior Canadian board.

Globex decided to pursue listing in the U.S. in order to facilitate trading by our U.S. shareholders and to aid in the exposure of Globex Mining Enterprises Inc. to U.S. investors.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 60 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver bodies, two diamond projects, one molybdenum project, one magnesium-talc project and one six property uranium-gold project. Globex derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

U.S. shareholders, investors and interested parties are invited to visit Globex's updated web site (www.globexmining.com) for a wealth of information on Globex and its properties.

We seek safe harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 6/13

Ref.: File No. 82-4025

PRESS RELEASE



Globex Mining Enterprises Inc.
"At Home in North America"
(GMX: Toronto Stock Exchange)
14,033,538 shares issued and outstanding

RECEIVED 2005 JUN -9 A 10:3

May 31, 2005

GLOBEX AMENDS AND GIVES EFFECT TO MIRABEL RUSSIAN KID AGREEMENT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) wishes to announce that Globex has amended and given effect to its agreement with **Mirabel Resources Inc. (RMB: TSX-V)** regarding the sale of Globex's Russian Kid gold property in Dasserat township, Quebec.

Under the amended sale agreement, Mirabel has committed to the following:

(1) Upon signature of the agreement, **issuance to Globex of 1,750,000 Mirabel shares**.

(2) To provide **$150,000 for exploration by Globex**, on other Globex properties in 2005.

(3) **Pay Globex $250,000** upon the pouring of the first ounce of gold from the Russian Kid property but no later than December 31, 2005.

(4) **Pay Globex $250,000** upon the second pouring of gold from the Russian Kid property but no later than March 31, 2006.

(5) **Pay Globex a 5% Net Metal Royalty on the first 25,000 ounces of gold** production from the property as well as any and all other metals until 25,000 ounces of gold are poured.

(6) **Pay Globex a 3% Net Metal Royalty on all production from the property after the first 25,000 ounces of gold** production from the property.

All the above are **firm obligations** by Mirabel to Globex.

Mirabel intends to commence work on the property within the next few weeks.

The Russian Kid Gold Mine property is a drill defined gold zone that has been accessed and sampled underground via a 2700 foot ramp and 3 levels. A non NI 43-101 conformable historical resource of 1,124,532 tons grading 0.247 oz/ton Au was calculated in 1984 by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TECSULT).

Globex is particularly happy to have given effect to the agreement with Mirabel Resources Inc. who have exclusive use of a patented technology called thermal fragmentation which should be especially cost effective in mining narrow high grade gold bearing quartz vein systems such as those at the Russian Kid property.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 60 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver bodies, two diamond projects, one molybdenum project, one magnesium-talc project and one six property uranium-gold project. Globex derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We seek safe harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com